421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

July 2, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-4
Filed May 13, 2020
File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2020, (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-235313, filed with the Commission on May 13, 2020 (“Second Amended Registration Statement”). In connection with this letter, we are filing today an amendment to the Second Amended Registration Statement on a combined Registration Statement on Form S-4 and Form S-1 (“Amendment No. 3”) via EDGAR and are concurrently providing certain information responsive to Comment No. 9 in a separate letter to the Staff (the “Supplemental Letter”). We will also subsequently furnish to the Staff six courtesy copies of Amendment No. 3, marked to show the changes made to our disclosure since the prior filing of the Second Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 3. Capitalized terms used but not defined herein shall have the meanings set forth in the Second Amended Registration Statement.

Summary Term Sheet, page xi

1.

We note your disclosure that management anticipates recommending that the board of HighPeak Energy declare a one-time cash dividend to holders of Pure’s Class A Common Stock that do not redeem their shares prior to the business combination in an amount per share equal to the amount by which the per-share redemption value of Pure’s Class A Common Stock at the closing of the business combination exceeds $10.00 per share as promptly as practicable following the closing of the business combination. Please revise to discuss how this dividend, if paid, would impact your liquidity and drilling and development plans.

Securities and Exchange Commission

July 2, 2020

RESPONSE:     We have revised the Second Amended Registration Statement to clarify that the cash payment to be made to holders of Pure’s Class A Common Stock that do not redeem their shares prior to the business combination will be paid as Cash Consideration to such holders pursuant to the Business Combination Agreement, rather than as a post-closing dividend. Please see page xi of Amendment No. 3. The maximum amount of this payment is estimated to be approximately $3,000,000 based on the current amount of outstanding shares of Pure and the current balance in the trust account. The merger cash consideration is reflected in the pro forma adjustments for the transaction depending on the number of existing shareholders assumed participating in the applicable scenario, as well as the Sources and Uses table, which assumes $10.00 per share for shares of Pure participating in the business combination, reflecting the expected contribution from the trust account after the payment of the Cash Consideration. Please see pages 69, 71 and 134 of Amendment No. 3.

2.	Please tell us the exemption from registration that you intend to rely on for the issuance of shares in the Large Investor Offer and the facts relied upon to make the exemption available.

RESPONSE:     As reflected in Amendment No. 3, the Sponsor is no longer planning to pursue the earlier contemplated Large Investor Offer. The Company, Pure and Sponsor have instead amended the Business Combination Agreement to contemplate that the Company will issue one (1) Contingent Value Right, which shall be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed for trading on the Nasdaq Global Market or the NYSE (the “Public CVRs”), as merger consideration to each holder of shares of Pure’s Class A Common Stock participating in the business combination for each share of HighPeak Energy common stock (excluding fractional shares) issued by the Company to such holder pursuant to Amendment No. 3. The Business Combination Agreement Second Amendment (as defined in Amendment No. 3) and Amendment No. 3 also contemplate that the Company will issue Contingent Value Rights, which shall not be listed for trading on any national securities exchange, in a private placement (the “Private CVRs” and, together with the Public CVRs, the “CVRs”) to PIPE Investors participating in the PIPE Investment pursuant to applicable subscription agreements and to Forward Purchase Investors (as defined in Amendment No. 3) purchasing forward purchase units pursuant to the Forward Purchase Agreement Amendment. The terms of the Public CVRs and Private CVRs will be governed by two separate Contingent Value Rights Agreements (the “CVR Agreements”), in each case by and among the Company, Sponsor, HighPeak I, HighPeak II and Continental Stock Transfer & Trust Company, in its capacity as the rights agent. As described in greater detail in Amendment No. 3 in the “Description of Contingent Value Rights” section beginning on page 101, the CVRs provide holders with significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of HighPeak Energy common stock issued to such holder by the Company if the trading price of HighPeak Energy’s common stock is below the price that would provide the CVR Holders (as defined in Amendment No. 3) with a 10% preferred simple annual return (based on a $10.00 per share price at Closing), subject to a floor downside per-share price of $4.00 (such return, the “Preferred Return”), at the CVR Maturity Date (as defined in the CVR Agreements). This contingent consideration, if applicable, will only be issued to Qualifying CVR Holders (as defined in the CVR Agreements). To be a Qualifying CVR Holder, a CVR Holder must (i) provide certain documentation and certifications required under the applicable CVR Agreement and, in the case of the Private CVRs, retain (subject to certain limited permitted transfers) its shares of HighPeak Energy common stock received at the Closing through the CVR Maturity Date, which could be up to 2.5 years following the Closing. If any additional shares of HighPeak Energy common stock are issued to Qualifying CVR Holders following the CVR Maturity Date to satisfy their Preferred Returns, HighPeak I, HighPeak II and Sponsor will collectively forfeit an equivalent number of Escrowed Shares (as defined in the applicable CVR Agreement) to HighPeak Energy for cancellation.  In addition, in the case of the Private CVRs, the Private CVR Agreement will provide that the Private CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than certain limited circumstances, and any such limited permitted transfers must be made in accordance with any and all applicable laws, including securities laws.

Securities and Exchange Commission

July 2, 2020

Issuance of Private CVRs to PIPE Investors and pursuant to the Forward Purchase Agreement Amendment in a private placement

Both the shares of HighPeak Energy common stock and the Private CVRs offered in the PIPE Investment and pursuant to any Forward Purchase commitments are being offered to investors that had a substantive, pre-existing relationship with the Company and its Sponsor or its investment bank advisor on the PIPE Investment. No other investors will be offered to participate in the PIPE Investment or purchase under the Forward Purchase Agreement Amendment. Each of the potential PIPE Investors or potential Forward Purchase Investors obligation transferee is a qualified institutional buyer (as defined in Rule 144A of the Securities Act), with the exception of a small number of accredited investors (as defined in Rule 501(a) under the Securities Act), and will make representations to that effect to the extent they enter into subscription agreements or the Forward Purchase Agreement Amendment. No offers for the PIPE Investment shares or commitments to purchase forward purchase units (including the Private CVRs) were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise. Rather, each PIPE Investor or potential Forward Purchase Investor obligation transferee was directly contacted by the Sponsor or the investment bank advisor on the PIPE Investment or Forward Purchase Agreement Amendment investment outside of any public offering effort for the public offering and the business combination. As detailed in numerous amendments, Sponsor has been in discussions regarding a potential PIPE Investment in connection with the Original HPK Business Combination Agreement signed in November 2019. Each PIPE Investor or Forward Purchase Investor obligation transferee will also acknowledge that any shares of HighPeak Energy common stock and Private CVRs received by the PIPE Investors pursuant to the PIPE Investment or the Forward Purchase Investors pursuant to the Forward Purchases will be subject to certain transfer restrictions and will also receive standard registration rights with respect to such shares of HighPeak Energy common stock received at the Closing and any shares of HighPeak Energy common stock acquired after the Closing, including any shares of HighPeak Energy common stock issued by the Company to such investor pursuant to the Private CVR Agreement. Based on the foregoing, the Company believes that any shares of HighPeak Energy common stock and the Private CVRs issued by the Company in the PIPE Investment and pursuant to any Forward Purchases will qualify as an exempt transaction under Section 4(a)(2) of the Securities Act.

Issuance of Public CVRs to existing Pure shareholders

With respect to the Public CVRs to be issued as merger consideration to each holder of shares of Pure’s Class A Common Stock participating in the business combination for each share of HighPeak Energy common stock (excluding fractional shares) issued by the Company to such holder pursuant to Amendment No. 3, the Company is registering the maximum amount of Public CVRs that could be issued in connection with the merger in Amendment No. 3, and revised Amendment No. 3 to be a joint registration statement on Form S-1 (in addition to Form S-4) in order to also register the maximum number of shares of HighPeak Energy common stock that may be issued pursuant to such Public CVRs at any CVR Maturity Date as a continuous offering under Rule 415(a)(iii).

Securities and Exchange Commission

July 2, 2020

The Company has revised the disclosure in the Second Amended Registration Statement to state that the Company, Pure and Sponsor have amended the Business Combination Agreement to contemplate the Company’s issuance of one (1) Public CVR as merger consideration to each holder of shares of Pure’s Class A Common Stock participating in the business combination for each share of HighPeak Energy common stock (excluding fractional shares) issued by the Company to such holder, as well as updated for the contemplated issuances of Private CVRs in connection with the PIPE Investment and the Forward Purchase Agreement Amendment, and related disclosures describing the CVRs therein. See pages xi and 101 of Amendment No. 3.

Risk Factors

Risks Related to HighPeak Energy and the Business Combination

The HighPeak Group, including the Principal Stockholder Group, will have significant influence over HighPeak Energy, page 48

3.

We note your disclose hereunder and in the risk factor titled “A significant portion of HighPeak Energy’s total outstanding shares will be restricted...” on page 58 that the HighPeak Group will own voting stock representing approximately 69% of HighPeak Energy’s outstanding voting power. Please expand your disclosure to discuss HighPeak Group’s voting interests under the Illustrative Redemption and Maximum Redemption Scenarios and the impact thereof.

RESPONSE:     We have revised the Second Amended Registration Statement to disclose the HighPeak Group’s voting interests under the Illustrative No Additional Redemption Scenario and the Maximum Redemption Scenario and the impact thereof. Please see pages 48 and 58 of Amendment No. 3.

The A&R Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 59

4.

We note your response to prior comment 3 and reissue the comment in part. Please expand your disclosure to discuss your exclusive forum provision in its entirety, including Section B of Article Eighth of your A&R Charter.

RESPONSE:     We have revised the Second Amended Registration Statement to expand our disclosure discussing our exclusive forum provision in its entirety, including Section B of Article Eighth of our A&R Charter. Please see pages 59 and 212 of Amendment No. 3.

Proposal No. 1 - The Business Combination Proposal

Related Arrangements

A&R Charter, page 99

5.

We note your disclosure here and elsewhere states that HighPeak Energy will amend and restate its certificate of incorporation to increase the authorized shares of common stock to 600,000,000, but note that the A&R Charter filed as Annex B reflects that the company shall have authority to issue 900,000,000 shares of common stock. Please revise or advise.

Securities and Exchange Commission

July 2, 2020

RESPONSE:    We have revised Annex B of the Second Amended Registration Statement to reflect the Company’s authority to issue 600,000,000 shares of common stock. Please see Annex B of Amendment No. 3.

Background of the Business Combination

New Business Combination Transaction, page 114

6.

We note your disclosure that the Deal Team provided the Pure Special Committee with an updated investor presentation on May 3, 2020 in response to inquiries from the Pure Special Committee. Please expand your disclosure to describe the discounted cash flow analyses and comparable company analyses include therein.

RESPONSE:   We have revised the Second Amended Registration Statement to describe the comparable company analyses the Deal Team provided to the Pure Special Committee. In addition, we have revised our disclosure regarding “discounted cash flow analyses” to refer specifically to the anticipated future cash flows attributable to the proved reserve estimates shown in the Deal Team’s internal “roll forward” reserve report that was provided to the Pure Special Committee. See pages 122 and 123 of Amendment No. 3.

7.

Please revise to explain how the Deal Team determined the proposed total enterprise value of $845 million for the new business combination and the new proposed value of $750 million for the HighPeak Funds’ contributed properties. In addition, please quantify the change in value of these properties from the Original HPK Business Combination.

RESPONSE:    We have revised the Second Amended Registration Statement to explain how the Deal Team determined the proposed total enterprise value of $845 million for the new business combination and the new proposed value of $750 million for the HighPeak Funds’ contributed properties, and have quantified the change in value of these properties from the Original HPK Business Combination. See pages xviii and 121 of Amendment No. 3.

8.	Please revise to explain how the Pure Special Committee determined that this new business combination transaction was fair to Pure’s stockholders from a financial point of view.

RESPONSE:    We have revised the Second Amended Registration Statement to disclose how the Pure Special Committee determined that this new business combination transaction was fair to Pure’s stockholders from a financial point of view. See pages xviii and 123 through 124 of Amendment No. 3.

9.	Provide us with the three reserve reports prepared by CG&A and the “roll forward” reserve report prepared by the Deal Team identified on page 115 of Amendment No. 2.

RESPONSE:     We advise the Staff that only one reserve report as of December 31, 2019 that was prepared by CG&A was provided to the Pure Special Committee. We have revised the Second Amended Registration Statement to clarify accordingly. Further, we have provided the reserve report prepared by CG&A and the “roll forward” reserve report prepared by the Deal Team to the Staff under separate cover of the Supplemental Letter.

Securities and Exchange Commission

July 2, 2020

10.	Tell us the extent to which the underlying reserve volumes and forecasts from the CG&A reserve reports were utilized in preparing the “roll forward” reserve report prepared by the Deal Team.

RESPONSE:     As noted in response to Comment No. 9 above, the Deal Team has obtained only one reserve report of CG&A as of December 31, 2019, which is based on SEC pricing. In preparing the “roll forward” reserve report, the Deal Team made the following adjustments to the assumptions utilized in preparing the CG&A reserve report (all other assumptions remained constant including type curves):

●

commodity pricing was updated to reflect commodity price declines subsequent to December 31, 2019, with the “roll forward” reserve report prepared using $32, $35, $40, $41, $43, $45, $47, $49, $51 and $52.07 per barrel for oil prices during 2020 through 2029, respectively, and $2.50 per MMBtu for natural gas, as compared to $55.69 per barrel for oil and $2.578 per MMBtu of natural gas used in the CG&A reserve report;

●

minor adjustments were made to forecasts for producing wells to reflect actual well performance during the period from December 31, 2019 through March 31, 2020, which didn’t vary substantially from CG&A forecasted volumes;

●

certain reserve categories were updated to reflect the impact of capital expenditures made during the period from December 31, 2019 to March 31, 2020, resulting in (i) three unproved locations, one proved undeveloped location and three proved developed non-producing locations being reclassified as proved developed producing and (ii) nine unproved locations being reclassified as proved developed non-producing;

●

34 gross (28 net) proved undeveloped locations (including 19 gross Wolfcamp A locations and 15 gross Lower Spraberry locations) were added as offset locations to wells that came online between December 31, 2019 and March 31, 2020 and were expected to be developed within five years;

●

estimated capital cost for a 10,000’ lateral was reduced from $6.3 million per well in the CG&A reserve report to $5.25 million per well in the “roll forward” reserve report to reflect the average capital cost actually incurred on our last 10 operated wells as of the date of the “roll forward” reserve report; and

●	the oil pricing in the internal projections assume that production from the Target Assets will be gathered and purchased by a reputable third party with firm transportation rates and negotiated pricing adjusting to known and published indices with a fixed primary term.

We have revised the Second Amended Registration Statement to include a summary of the foregoing adjustments. See pages 122, 126 and 131 of Amendment No. 3.

Securities and Exchange Commission

July 2, 2020

11.	Tell us the extent to which the reserve reports prepared by CG&A were utilized to prepare the two downside sensitivity cases identified on page 117 of Amendment No. 2.

RESPONSE:     We advise the Staff that the downside sensitivity cases identified on page 117 of the Second Amended Registration Statement were prepared prior to the completion of the internal “roll forward” reserve report and were based on an internal management financial model. The internal management financial model utilized the assumptions included in the CG&A reserve report as of December 31, 2019, with many of the same adjustments as were made in the internal “roll forward” reserve report with respect to commodity pricing, adjustments to reflect actual well performance, decreased capital cost per well and gathering and infrastructure (with all other assumptions remained constant including type curves and spacing). The internal financial model also adjusted the CG&A reserve report to include 495 development locations, which represents the remaining Lower Spraberry and Wolfcamp A locations in our development plan, which includes (a) 15 gross (7.4 net) locations that were assigned as proved undeveloped locations in the CG&A reserve report, (b) 34 gross (28 net) proved undeveloped locations (including 19 gross Wolfcamp A locations and 15 gross Lower Spraberry locations) that were added in the “roll forward” reserve report as offset locations to wells that came online between December 31, 2019 and March 31, 2020 and were expected to be developed within five (5) years and (c) 446 additional unproved locations which were unrisked and include development of only the Lower Spraberry and Wolfcamp A formations.

In addition, we used a slightly lower variable operating expense that was offset with a forecasted capital investment of approximately $30 to $40 million of capital per year for gathering and other infrastructure.

We have revised the Second Amended Registration Statement to include a summary of the foregoing adjustments. See pages 126 and 131 of Amendment No. 3.

12.	Tell us how the downside sensitivity cases identified on page 117 compare to the reserves sensitivity Cases A, B and C presented on page 168 of Amendment No. 2.

RESPONSE:     The downside sensitivity cases identified on page 117 of the Second Amended Registration Statement are unrelated to the reserves sensitivity Cases A, B and C presented on page 168 of the Second Amended Registration Statement. Cases A, B and C presented on page 168 of the Second Amended Registration Statement were based on the CG&A reserve report as of December 31, 2019, as adjusted only for the pricing assumptions shown on page 168. We have revised the Second Amended Registration Statement to clarify accordingly. See page 175 of Amendment No. 3.

13.

Tell us the extent to which the three reserve reports prepared by CG&A and the “roll forward” reserve report prepared by the Deal Team were utilized in preparing Cases 1, 2 and 3 presented on pages 119 through 122.

RESPONSE:     As noted in response to Comment No. 9 above, the Deal Team has obtained only one reserve report as of December 31, 2019 that was prepared by CG&A, which is based on SEC pricing. Cases 1, 2, and 3 presented on pages 119 through 122 of the Second Amended Registration Statement are from our internal financial model and are based on the same assumptions utilized in preparing the “downside sensitivity cases” on page 117 of the Second Amended Registration Statement. Such assumptions are outlined in detail in our response to Comment No. 11 above. We have revised the Second Amended Registration Statement to clarify accordingly. See pages 126 through 129 of Amendment No. 3.

Securities and Exchange Commission

July 2, 2020

14.

Tell us how the forecast volumes and related costs from the three CG&A reserve reports as of December 31, 2019 and the “roll forward” reserve report as of March 31, 2020 were adjusted to obtain the production volumes and related revenue and the EBITDAX figures shown for the twelve month periods ending July 31, 2021 and 2022, respectively, and the fiscal years ending 2020, 2021, and 2022, respectively, shown in Cases 1, 2 and 3.

RESPONSE:     As noted in response to Comment No. 9 above, the Deal Team has obtained only one reserve report of CG&A as of December 31, 2019, which is based on SEC pricing. The production volumes and related revenue and the EBITDAX figures shown for the twelve month periods ending July 31, 2021 and 2022, respectively, and the fiscal years ending 2020, 2021, and 2022, respectively, shown in Cases 1, 2 and 3 are based on the same assumptions utilized in preparing the “downside sensitivity cases” on page 117 of the Second Amended Registration Statement. Such assumptions are outlined in detail in our response to Comment No. 11 above. We have revised the Second Amended Registration Statement to clarify accordingly. See pages 126 through 129 of Amendment No. 3.

15.

Expand your disclosure to present the total production volumes (MMBoe) used to determine the line item figures for the “EBITDAX,” if different from the production volumes presented in Cases 1, 2, and 3 used to determine the line item figures for the “Total Revenue.”

RESPONSE:     We advise the Staff that the production volumes presented in Cases 1, 2 and 3 used to determine the line item figures for the “Total Revenue” were the same as those used to determine the line item figures for the “EBITDAX.” We note that the footnote references to certain related tables in the Second Amended Registration Statement were incorrect and have revised accordingly. See pages 126 through 129 of Amendment No. 3.

16.

Expand your disclosure to discuss the usefulness of the figures shown in the line item “Total Revenue” based on the allocations of proved developed, undeveloped and unproved volumes derived from the CG&A reserve report as of December 31, 2019 compared to the figures shown in the line item for the “EBITDAX” based on using different allocations of proved developed, undeveloped and unproved volumes derived from the internal reserve report as of March 31, 2020.

RESPONSE:     We advise the Staff that both the “Total Revenue” and “EBITDAX” figures are from our internal financial model and were based on volumes from the CG&A reserve report as of December 31, 2019, as adjusted for the items listed in our response to Comment No. 11 above. We have revised the Second Amended Registration Statement to indicate that such figures are based in part on the impact of unproved well locations and that such unproved locations are inherently more uncertain than the proved locations. See pages 126 through 129 of Amendment No. 3.

Securities and Exchange Commission

July 2, 2020

17.         Tell us how the outcomes of Cases 1, 2, and 3 presented on pages 119 through 122 and the resource estimates presented on page 124 were utilized in arriving at a value for the New Business Combination Transaction.

RESPONSE:     We have revised the Second Amended Registration Statement to explain the Deal Team’s determination of the proposed total enterprise value for the new business combination and the new proposed value for the HighPeak Funds’ contributed properties, and have quantified the change in value of these properties from the Original HPK Business Combination. Specifically, Amendment No. 3 discloses the manner in which our forecasted EBITDAX of $166 million and $285 million for the twelve months following the Closing of the business combination and the year ended December 31, 2021, respectively, under Case 1 assumptions was used in determining our enterprise value. See page 121 of Amendment No. 3.

The PV-10 estimates included in our internal “roll forward” reserve report were also used as an additional valuation tool in conjunction with acreage value. Specifically, the Deal Team estimated that the value would be substantially lower than recent Permian transactions and the two nearby recent transactions when combined with the proved reserve value of $379 million. See page 121 of Amendment No. 3.

Unaudited Prospective Financial, Operating and Reserve Information Provided to the Pure Board, page 119

18.

Please define unlevered free cash flows and cumulative unlevered free cash flow, and disclose any assumptions underlying their calculation as used in the case models. Please provide textual disclosure to describe the graphic sensitivities for the financial projections provided to and discussed with Pure Special Committee, and the resulting trailing twelve months EBITDA, capital expenditures and net debt based on those sensitivities.

RESPONSE:     We have revised the Second Amended Registration Statement to define unlevered free cash flow and cumulative unlevered free cash flow, and have disclosed the assumptions underlying their calculations as used in the case models. See pages ii and vi of Amendment No. 3. We have also provided textual disclosure to describe graphic sensitivities for the financial projections provided to and discussed with the Pure Special Committee and the resulting trailing twelve months EBITDA, capital expenditures and net debt based on those sensitivities. See pages 129 and 130 of Amendment No. 3.

Securities and Exchange Commission

July 2, 2020

Information about the Target Assets

Estimated Proved Reserves, page 166

19.	Tell us what consideration will be given to providing estimates of proved developed and undeveloped reserves aligned with the update of your financial statements in your next amendment to Form S-4.

RESPONSE:      We advise the Staff that, although we have considered providing updated estimates of proved developed and undeveloped reserves in Amendment No. 3, we determined that any such updated estimates would not provide material additional information to investors, particularly in light of the time and expense it would be necessary to incur to prepare such estimates and the fact that such disclosure is not required by Item 1202 of Regulation S-K. In this regard, we advise the Staff that our analysis of the reserve assumptions used in preparing our interim financial statements indicate that the results of an updated reserve report under SEC pricing calculated as of March 31, 2020 would not be materially different than the results of the CG&A reserve report as of December 31, 2019. In light of this fact and the sensitivity analyses on the CG&A reserve report included on page 126 of Amendment No. 3, as well as the summary of the “roll forward” reserve report with the adjustments described in our response to Comment No. 10 above, and included on pages 122, 126 and 131 Amendment No. 3, we determined not to include an updated reserve report.

Consolidated Financial Statements, page F-1

20.	Please update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of Regulation S-X.

RESPONSE:     We have revised the Second Amended Registration Statement and updated the historical and pro forma financial statements to comply with Rule 3-12 and Article 11 of Regulation S-X. See pages 73, 75, 78 and 80, and the financial statements beginning on page F-3 of Amendment No. 3.

Annex A, page A-1

21.	Please revise your filing to include the Business Combination Agreement dated May 4, 2020 and referenced in your disclosure as Annex A.

RESPONSE:     We have revised the Second Amended Registration Statement to include the Business Combination Agreement dated May 4, 2020. See Annex A of Amendment No. 3.

Exhibits

22.

Please have counsel revise its opinion to include a separate conclusion regarding the legality of the common shares and the warrants. The revised opinion should separately opine that the common shares will be validly issued, fully paid and non-assessable and separately that the warrants will constitute the binding obligations of the Company.

Securities and Exchange Commission

July 2, 2020

RESPONSE:     We acknowledge the Staff’s comment and undertake to file a revised opinion in a future filing.

23.

We note the Warrant Agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act.

RESPONSE:     We advise the Staff that we do not interpret such provision to apply to actions arising under the Securities Act or the Exchange Act, respectively. Accordingly, investors in this offering shall not be bound to bring any action, proceeding, or claim related to this offering in the courts of the State of New York or the United States District Court for the Southern District of New York.

*     *     *     *     *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact G. Michael O’Leary at (713) 220-4360 or Taylor E. Landry at (713) 220-4458, each of Hunton Andrews Kurth LLP.

Very truly yours, HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc.

G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP

Sarah K. Morgan, Vinson & Elkins L.L.P.